August 9, 2013

VIA EDGAR

Ms. Suzanne Hayes
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Itaú Unibanco Holding S.A.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 29, 2013
Form 6-K for the Month of May 2013
Filed on May 10, 2013
File No. 001-15276

Dear Ms. Hayes:

This letter sets forth the responses of Itaú Unibanco Holding S.A. (the “Company”) to the comments contained in your letter, dated July 26, 2013, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2012 filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2013 (the “Annual Report”) and to the Current Report on Form 6-K for the Month of May 2013 filed with the Commission on May 10, 2013.  The comments of the staff of the Commission (the “Staff”) are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment. Marked changes indicate proposed revisions to the disclosure in the Company’s Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 4. Information on the Company, page 19

Market Risk Management, page 43

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Ms. Suzanne Hayes Division of Corporation Finance	August 9, 2013

1.	We note your statements that you have a structured process of communication and information flow for providing information to the Superior Committees, and that risk limits are monitored daily and reported to the relevant board and management committees. Please describe the process/structure for reporting limit breaches. The discussion should address how the information flows up to the board of directors and how quickly breaches are reported.

Response to Comment No. 1

In response to the Staff’s comment, the Company proposes to expand its disclosure under “Item 4. Information on the Company – Market Risk Management” of its Annual Report in future filings to read as follows (marked changes indicate revisions to the disclosure in the Annual Report):

Market Risk Management

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, most typically caused by variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices, along with various indexes on these risk factors.

Our market risk control framework covers all financial instruments held in all portfolios of the companies under our control. In this respect, Itaú Unibanco Holding’s institutional policies and general market risk management framework is in line with the principles of CMN Resolution No. 3,464 and subsequent amendments. These principles guide the institution’s approach to market risk control and management across all business units and legal entities of the Itaú Unibanco Group and provide that: (i) all market risk taking should be in line with Itaú Unibanco Holding’s risk and return objectives, (ii) senior management should be kept informed of our overall market risk profile and its evolution over time and (iii) there should be transparency as to how our business works to optimize results.

At Itaú Unibanco Holding, market risk management is the process by which management monitors and controls risk of variations in the value of financial instruments, while aiming to optimize the risk-return ratio through an adequate structure of limits, effective risk management models and related management tools. The internal VaR model used by Itaú Unibanco Holding considers a one-day holding period and a 99.0% confidence level. Volatilities and correlations are estimated based on a “volatility weighting” methodology that confers higher weight to the most recent information.

Market risk control is managed by a group that is independent from our “risk origination” business units, and is responsible for performing the daily activities of risk measurement, evaluation, analysis and reporting to responsible individuals and units, according to established governance requirements, and monitoring the necessary actions to readjust the position and/or level of risk. For this purpose, there is a structured process of communication and information flow, which aims at providing information to the Superior Committees and ensuring compliance with the requirements of Brazilian and relevant foreign regulatory agencies.

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Ms. Suzanne Hayes Division of Corporation Finance	August 9, 2013

Itaú Unibanco Holding’s market risk management framework is subject to the governance and hierarchy of its committees, with specific limits and established authorities. These range from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level. They help ensure the effectiveness and coverage of control, limits are calibrated based on projections of future balance sheets, stockholders’ equity available to support trading activities, and the risk profile of each organizational entity (defined in terms of risk measurement as used within the risk management process). Limits are monitored on a daily basis, with compliance reported to and discussed at the relevant board and management committees.

The structure of limits and alerts follows our board guidelines. These are approved by the Superior Risk Policies Committee (CSRisc), after endorsement by the Superior Institutional Treasury Committee (CSTI). The limits are reviewed at least annually.

Market risk limits are monitored by our independent Market Risk Control Unit, which reports breaches of limits to senior management in accordance with the following procedure:

•	within one business day, to management of the relevant business unit;

•	on a weekly basis, to the Risk and Positions Committee, which is composed of our Institutional Treasury Executive Vice President, our Executive Officer of the Institutional Treasury, the heads of Trading and Banking units, our Chief Risk Officer and our Director of the Market Risk Control Unit; and

•	on a monthly basis, to the Superior Institutional Treasury Committee (CSTI), which is chaired by our Chief Executive Officer.

In addition to the suite of general market risk limits monitored by the independent Market Risk Control Unit, Itaú Unibanco Holding’s board of directors has established certain high-level risk tolerance limits applicable specifically to treasury activities. These high-level risk tolerance limits are also monitored on a daily basis by the independent Market Risk Control Unit, and any breaches are reported to management and senior management in accordance with the same procedure outlined above.

Any breaches of the high-level risk tolerance limits are also reported to:

•	senior management, through the Superior Risk Policies Committee (CSRisc), which meets every two months, and

•	our board of directors, through the Capital and Risk Management Committee (CGRC), which meets every two months and reports its activities to our full board of directors at every board meeting.

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Ms. Suzanne Hayes Division of Corporation Finance	August 9, 2013

Form 6-K for the Month of May 2013 filed on May 10, 2013

Consolidated Interim Financial Statements

Note 2- Significant Accounting Policies, page F.9

2.	We note your disclosure that your adoption of the December 2011 revisions to IFRS 7 during the quarter ended March 31, 2013 has not resulted in significant impacts on the consolidated financial statements. Please revise your future filings to more clearly address the disclosure requirements of paragraphs 13A-13E, 14, and 15 of IFRS 7, or tell us specifically why such revisions are not appropriate in your situation. As part of your response and revised disclosure, please address the following:

•	Please tell us how you evaluated and determined whether your master netting arrangements were legally enforceable for purposes of implementing this disclosure guidance.

•	Please tell us specifically how you evaluated the respective components of paragraph 13C of IFRS 7 for your significant applicable financial instruments, such as your derivative assets and liabilities, securities purchased under agreements to resell, and securities sold under repurchase agreements.

•	Please tell us how you considered the financial instruments for which collateral is posted or received for purposes of paragraph 13C(i).

Response to Comment No. 2

In response to the Staff’s comment, the Company informs the Staff that it has master netting agreements for derivative financial instruments and master repurchase agreements (collectively, “Master Netting Arrangements”) for securities purchased under arrangements to resell and for securities sold under repurchase agreements. In its financial statements, the Company presents financial assets and liabilities subject to such Master Netting Arrangements on a gross basis, since such Master Netting Arrangements do not meet the offsetting criteria of IAS 32 primarily because the company does not generally have the intention to settle net.

The Company’s derivative and repurchase documentation team maintains a list of all Master Netting Arrangements into which the Company has entered. This list includes any existing Credit Support Annexes executed with the purpose of mitigating the credit risk related to these arrangements.  In order to determine the legal enforceability of Master Netting Arrangements for purposes of IFRS 7 disclosure, the Company uses a third-party database that evaluates each jurisdiction covered by an ISDA netting opinion according to 14 key netting criteria, classifying the covered jurisdictions into three categories.  Only Master Netting Agreements governed by the laws of jurisdictions classified in the highest of the three categories will be considered legally enforceable for purposes of paragraph 13C(d) of IFRS 7.  Amounts related to Master Netting Agreements and similar arrangements that have been considered legally enforceable will be reflected in column (d) of each of the tables set forth below.

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Ms. Suzanne Hayes Division of Corporation Finance	August 9, 2013

The Company has based its assessment of the disclosure requirements in IFRS 7 on the procedures outlined above. The Company notes that its financial assets and financial liabilities subject to enforceable Master Netting Agreements and similar arrangements are generally immaterial as a percentage of the Company’s total financial assets and financial liabilities.

In order to provide additional information to the readers of the Company’s financial statements, the Company proposes to include the disclosure set forth below in future IFRS financial statements footnote disclosure. Each of the tables reflects in column (d) the amounts related to recognized financial instruments that do not meet some or all of the offsetting criteria in paragraph 42 of IAS 32 pursuant to the disclosure requirements of IFRS 7 paragraph 13C (d)(i) and those financial instruments for which collateral is posted or received pursuant to IFRS 7 paragraph 13C (d)(ii).

The following tables set forth our financial assets and liabilities that are subject to enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in our financial statements. This table also reflects the amount of collateral pledged or received in relation to financial assets and liabilities subject to enforceable Master Netting Arrangements that have not been presented on a net basis in accordance with IAS 32.

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Ms. Suzanne Hayes Division of Corporation Finance	August 9, 2013

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	(a)	(b)	(c) = (a) - (b)	(d)		(e) = (c) - (d)
Related amounts not set off in the statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash collateral received	Net amount
Derivatives
Reverse repurchase, securities borrowing and similar agreements

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	(a)	(b)	(c) = (a) - (b)	(d)		(e) = (c) - (d)
Related amounts not set off in the statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash collateral pledged	Net amount
Derivatives
Repurchase, securities lending and similar agreements

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The Company is responsible for the adequacy and accuracy of the disclosure in its filings. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding this letter, please do not hesitate to call the undersigned at + (55) (11) 5019-1792 or to send an e-mail to caio.david@itau-unibanco.com.br.

Sincerely,

/s/
Caio Ibrahim David, CFO and Executive Vice-President - Finance

cc Roberto Egydio Setubal, Chief Executive Officer
Alfredo Egydio Setubal, Investor Relations Officer

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